                                                                 EXHIBIT (C)(24)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

           (WITH RESPECT TO THE TENDER OFFER BY NORTHROP CORPORATION)
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
                                 (516) 575-3871
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Grumman Corporation, a New York corporation (the "Company"), and the address of its principal executive offices is 1111 Stewart Avenue, Bethpage, New York 11714-3580. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1 per share (the "Common Stock"), of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement dated as of February 18, 1988, as amended (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (such Common Stock and the Rights being collectively referred to herein as the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by Northrop Acquisition, Inc. ("Northrop Acquisition"), which is a newly-formed, wholly-owned subsidiary of Northrop Corporation, a Delaware corporation ("Northrop"), to purchase all outstanding Shares at a price of $60.00 per Share net to the seller in cash, as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated March 14, 1994 filed by Northrop Acquisition and Northrop with the Securities and Exchange Commission (the "Commission"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 14, 1994 (the "Northrop Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Northrop Offer" and are referred to collectively herein as the "Northrop Offer Documents").

     The Schedule 14D-1 states that the principal executive offices of Northrop Acquisition and Northrop are located at 1840 Century Park East, Los Angeles, California 90067.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors and executive officers are described under the heading "Other Contracts, Agreements, Arrangements or Understandings" at pages 6 through 8 of the Company's Statement of March 8, 1994 on Schedule 14D-9 (the "March 8 Schedule 14D-9") mailed to its shareholders in response to the tender offer by MMC Acquisition Corp., a newly-formed, wholly-owned subsidiary of Martin Marietta Corporation ("Martin Marietta"), to purchase all outstanding Shares at a price of $55.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 1994 and the related Letter of Transmittal (which together constitute the "Martin Offer"). A copy of the March 8 Schedule 14D-9 is filed as Exhibit (c)(1) hereto and such material on pages 6 through 8 is incorporated by reference herein in its entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. At a special meeting of the Board of Directors of the Company (the "Board") held on March 24, 1994, the Board unanimously adopted resolutions that the Board, in light of all the relevant circumstances, takes no position at this time with respect to the Northrop Offer.

     (b) Background and Reasons for the Recommendation. The response to Item 4(b) on pages 8 through 18 of the March 8 Schedule 14D-9 is incorporated by reference herein in its entirety.

     On March 8, 1994, Martin Marietta filed its tender offer documents with the Commission on Schedule 14D-1, and the Company filed the March 8 Schedule 14D-9 with the Commission, and thereafter copies of the Martin Marietta tender offer documents and the March 8 Schedule 14D-9 were distributed to shareholders of the Company.

     On March 10, 1994, Northrop sent the Company a letter, a copy of which is attached hereto as Exhibit (c)(2) and incorporated in its entirety herein by reference. The letter stated that the Board of

Directors of Northrop had authorized the acquisition of the Company at a cash price of $60 per Share, and that on Monday, March 14, Northrop would commence a tender offer for all Shares of the Company. The letter also stated that Northrop had received a commitment letter from the Chase Manhattan Bank, N.A. and Chemical Bank totalling $2.8 billion to finance the acquisition and that the Northrop Board had authorized Northrop to enter into a tender offer/merger agreement with the Company on substantially identical terms as those between the Company and Martin Marietta. Among other things, the letter stated that, in light of the fiduciary duty of the Board to its shareholders, Northrop believed that the Board had a legal duty to facilitate the receipt by the shareholders of Northrop's offer in order that the shareholders might freely choose what was obviously a much more favorable transaction and that Northrop believed it should be furnished substantially the same non-public information concerning the Company that was furnished to Martin Marietta. Northrop requested confirmation from the Company by the close of business on March 14, 1994 that the Company would be prepared to furnish such information. Northrop also stated its belief that the Company's agreement with Martin Marietta regarding the payment of a termination fee to Martin Marietta pursuant to the terms of the Agreement and Plan of Merger, dated as of March 6, 1994, among Martin Marietta, MMC Acquisition Corp. and the Company (the "Merger Agreement") was improper and illegal.

     At a special meeting of the Board on March 14, 1994, the Board determined to respond affirmatively to Northrop's request in its letter of March 10, 1994 to supply Northrop with "substantially the same non-public information concerning the Company that was furnished to Martin Marietta" and to confirm "by the close of business Monday, March 14, 1994 that we are prepared to furnish such information," and directed that the letter filed herewith as Exhibit
(c)(3), which is incorporated by reference herein in its entirety, be sent to Northrop.

     Commencing on the afternoon of March 16, 1994 and until March 20, 1994, representatives of the Company and Northrop met in connection with the furnishing of such information.

     On March 21, 1994, the Company received a letter from Martin Marietta, a copy of which is attached hereto as Exhibit (c)(4) and incorporated by reference herein in its entirety. Among other things, the letter made reference to the Confidentiality Agreement between the Company and Northrop "which contains certain 'standstill' provisions which prohibit Northrop from making an unsolicited offer for Grumman's shares until after January 1996." The letter further stated that "[i]f Grumman were not to enforce the Confidentiality Agreement with Northrop, such failure will constitute a breach of Section 6.2 and 6.4 of the Merger Agreement" and that Martin Marietta "would appreciate your prompt advice as to whether Grumman intends to seek to enforce the Confidentiality Agreement against Northrop."

     On March 23, 1994, the Company sent a letter to Martin Marietta, a copy of which is attached hereto as Exhibit (c)(5) and incorporated by reference herein in its entirety. The letter stated, among other things, that "Grumman has complied and continues to comply with the existing Merger Agreement between our companies, including, without limitation, Sections 6.2 and 6.4 thereof" and that "[w]ith respect to your request that we 'enforce the Confidentiality Agreement with Northrop', we believe that in order to have a court enforce the Confidentiality Agreement's standstill provisions against the $60 a share Northrop tender offer under present circumstances, it would be necessary to demonstrate the manner in which Grumman would be damaged if such standstill provisions were not enforced and, to secure injunctive relief, to demonstrate irreparable injury to Grumman." The letter further indicated that the Company would be happy to discuss the foregoing with Martin Marietta.

     On March 23, 1994, the Company received a letter from Northrop, a copy of which is attached hereto as Exhibit (c)(6) and incorporated by reference herein in its entirety. Among other things, the letter stated that the opportunity Northrop was afforded to do "limited 'due diligence' at Grumman last week . . . has confirmed our strong desire to complete the acquisition." The letter also stated that Northrop "would object most strenuously to any amendment of the existing Grumman-Martin Marietta agreement that would have the effect of erecting still further barriers (in the form of increased 'lock-up' fees or otherwise) to a free and open competitive bidding opportunity for Northrop." Northrop requested assurance from the Company, in writing, by the close of business, Pacific Standard Time, on Thursday, March 24, 1994 that the Company would not "impede a free and open competitive bidding . . . ."

     At a special meeting of the Board held on the morning of March 24, 1994, the Board authorized the sending of a letter to Northrop responding to Northop's letter dated March 23, 1994 stating that the Board would only take actions that it determines in its reasonable good faith business judgment are in the interests of the shareholders of Grumman Corporation and also that the Board had authorized entering into discussions with Northrop, a copy of which is attached hereto as Exhibit (c)(7) and incorporated by reference herein in its entirety. The Board had authorized entering into discussions with Northrop before adjourning until later in the day to consider all relevant information concerning the Martin Offer and the Northrop Offer before recommending a position with respect to the Northrop Offer.

     Pursuant to the Board authorization described above, representatives of the Company had telephonic discussions with Northrop to clarify the Northrop Offer. Representatives of the Company also telephoned Martin Marietta to inform Martin Marietta of the actions being taken by the Board.

     The Company also received from Northrop a copy of a proposed Agreement and Plan of Merger, dated as of March 24, 1994, among Northrop, Northrop Acquisition and the Company (the "Proposed Merger Agreement"), which had been executed by Northrop and Northrop Acquisition, subject to Northrop's receipt and approval of certain documents referenced in the Merger Agreement. The Proposed Merger Agreement was substantially identical to the Merger Agreement, except that the Proposed Merger Agreement contained revisions to reflect (i) consideration of $60.00 per share, (ii) the existence of the Northrop Offer and amendments proposed to be made thereto, (iii) a representation that the Company had terminated the Merger Agreement pursuant to Section 8.1(d)(ii) thereof and (iv) the names, jurisdiction of incorporation and other similar data pertaining to Northrop and Northrop Acquisition. Certain of the documents referenced in the Merger Agreement were provided to Northrop.

     Representatives of the Company had a telephonic conversation with representatives of Martin Marietta during which Martin Marietta reiterated certain positions previously communicated by Martin Marietta to the Company. Representatives of the Company also received a telephonic communication from representatives of Northrop reiterating certain of the points made in Northrop's March 23, 1994 letter to the Company and set forth in the Proposed Merger Agreement.

     The Company is a party to the Merger Agreement with Martin Marietta. The Merger Agreement provides that, inter alia:

        (1) if

     " . . . . there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect [as defined in the Merger Agreement] on the Company or materially adversely affecting (or materially delaying) the consummation of the [Martin] Offer, which shall not have been cured prior to . . . "

certain specified times, Martin Marietta would have the right (but not the obligation) to terminate the Merger Agreement and, in such event, the Company would be obligated to pay Martin Marietta "$20 million in liquidated damages immediately upon such a termination";

        (2) if

     " . . . . the Company shall engage in negotiations with any entity or group
     (other than [Martin Marietta]) that has proposed a Third Party Acquisition (as defined in [the Merger Agreement]), or . . . the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to [Martin Marietta] its approval or recommendation of the [Martin] Offer, this [Merger] Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing . . . ",

Martin Marietta would have the right (but not the obligation) to terminate the Merger Agreement and, in such event, the Company would be obligated to pay Martin Marietta's expenses up to $8.8 million and, if

     " . . . the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, involving any party (or any affiliate thereof) (x) with whom the Company (or its agents) had negotiations with a view to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed an interest in a Third Party Acquisition, in the case of each of clauses (x),
     (y) and (z) after [March 6, 1994] and prior to such termination . . . ",

the Company would be obligated to pay Martin Marietta $50 million, and

        (3) if

" . . . .prior to the purchase of Shares pursuant to the [Martin] Offer, a corporation, partnership, person or other entity or group shall have made a bona fide offer that the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel, is more favorable to the Company's shareholders than the Offer and the Merger, . . . "

the Company would have the right (but not the obligation) to terminate the Merger Agreement and, in such event, the Company would be obligated to pay $50 million to Martin Marietta and to pay Martin Marietta's expenses up to $8.8 million. At this time, Martin Marietta's tender offer is at $55 per Share and Northrop's tender offer is at $60 per Share.

     Upon resumption of the meeting of the Board on the afternoon of March 24, 1994, the Board unanimously adopted resolutions that the Board, in light of its inability to predict what bids or revisions to bids, if any, may be made or how other uncertainties may be resolved and in light of all relevant circumstances including the above, takes no position at this time with respect to the Northrop Offer.

     The Board did not assign relative weights to the factors discussed above.

     After the conclusion of the meeting of the Board, representatives of the Company contacted representatives of Northrop and informed Northrop of the action taken by the Board. Representatives of the Company also contacted representatives of Martin Marietta to inform Martin Marietta of the receipt by the Company of the Proposed Merger Agreement and of the action taken by the Board, and such representatives also discussed the actions being taken by the Board.

     A copy of the text of the press release regarding the filing of this
Schedule 14D-9 is filed as Exhibit (a)(1) hereto and is incorporated herein by reference in its entirety.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The response to Item 5 on page 18 of the March 8 Schedule 14D-9 is incorporated by reference herein in its entirety.

     Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company's shareholders in connection with the Northrop Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) The response to Item 6(a) on page 18 of the March 8 Schedule 14D-9 is incorporated herein by reference in its entirety.

     (b) To the best knowledge of the Company, none of the Company's executive officers, directors and affiliates presently intends to tender Shares pursuant to the Northrop Offer and (ii) none of its executive officers, directors and affiliates presently intends to sell any Shares which are owned beneficially or held of record by such persons, except with respect to tenders of Shares pursuant to the Martin Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Company is not engaged in any negotiation in response to the Northrop Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) The response to Item 3(b) on pages 1 through 8 of the March 8 Schedule 14D-9 is incorporated herein by reference in its entirety. Except as described above and under Item 4, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Northrop Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Litigation

     On or about March 7, 1994, a putative class action was filed in the Supreme Court of the State of New York, County of Nassau (the "NY Supreme Court"), on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin Marietta: Croyden Associates, et al. v. Grumman Corp., et al., Index No. 94-005796. On or about March 8, 1994, a putative class action was filed in the NY Supreme Court, on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin Marietta: Allen M. Olender, et al. v. Grumman Corp., et al., Index No. 94-005803. On or about March 11, 1994, a putative class action was filed in the NY Supreme Court, on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin Marietta and the proposed Northrop transaction; Paul Gardner v. Grumman Corp., et al., Index No. 94-006295. On or about March 11, 1994, a putative class action was filed in the NY Supreme Court, on behalf of the Company's shareholders, alleging causes of action arising out of the proposed acquisition of the Company by Martin Marietta and the proposed Northrop transaction: John Mezzasalma v. Grumman Corp., et al., Index No. 94-006300.

     The defendants in the actions identified above are the Company, Martin Marietta and each of the directors of the Company. The Company's financial advisor, Goldman, Sachs & Co. is also a defendant in the Croyden action. The lawsuits allege substantially similar causes of action or breaches of fiduciary duty against Grumman and the Board, and allege that Martin Marietta aided and abetted those breaches of duty. The actions seek, inter alia, to enjoin the proposed transactions with Martin Marietta on the grounds that the consideration to be paid is inadequate and unfair and that the Board has failed to maximize shareholder value.

     On March 11, 1994 and March 14, 1994, plaintiffs in the Croyden and Olender actions, respectively, obtained from the NY Supreme Court ex parte orders to show cause regarding expedited discovery, which were made returnable on March 17 and March 23, respectively. On March 16, 1994, defendants moved to dismiss the Croyden action and on March 18 defendants moved to dismiss each of the other actions. On March 17, 1994, the NY Supreme Court deferred ruling on the order to show cause in the Croyden action, and on March 21, 1994, the NY Supreme Court entered a stipulation and order governing all four actions which adjourned all proceedings without date, including the motions for expedited discovery and the motions to dismiss.

     On or about March 18, 1994, a putative class action was filed in the United States District Court for the Southern District of New York on behalf of the Company's shareholders alleging claims arising out of the proposed acquisition of the Company by Martin Marietta and the proposed transaction involving the Company and Northrop. Dennis Fecci, et al. v. Grumman Corporation, et al., Index No. 94 Civ. 1914. Two of the named plaintiffs, Allen M. Olender and David Rudnick, are plaintiffs in the Olender action discussed above. Named as defendants are the Company, its directors and Martin Marietta. The action asserts violations of Sections 10(b), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and alleges that the Company's March 8 Schedule 14D-9 filed in response to the Martin Marietta offer is materially false and misleading and that the individual defendants breached their fiduciary duties. The action seeks a declaration of class action status, monetary damages, and preliminary and permanent injunctive relief relating to shareholder communications, the proposed acquisition of the Company by Martin Marietta and any related transactions. The Company and its directors have not as yet responded to this complaint.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)  --  Press release issued by the Company on March 25, 1994
    (b)  --  None.
 (c)(1)  --  Company's Statement of March 8, 1994 on Schedule 14D-9 in response to the tender offer by MMC Acquisition Corp.
 (c)(2)  --  Letter dated March 10, 1994 from Northrop Corporation to the Company
 (c)(3)  --  Letter dated March 14, 1994 from the Company to Northrop Corporation
 (c)(4)  --  Letter dated March 21, 1994 from Martin Marietta Corporation to the Company
 (c)(5)  --  Letter dated March 23, 1994 from the Company to Martin Marietta Corporation
 (c)(6)  --  Letter dated March 23, 1994 from Northrop Corporation to the Company
 (c)(7)  --  Letter dated March 24, 1994 from the Company to Northrop Corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By:     /s/  Renso L. Caporali
                                                 Chairman of the Board and
                                                  Chief Executive Officer

Date: March 24, 1994